CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in the accompanying Post-Effective Amendment to the Registration Statement on Form N-1A of the Papp Small & Mid-Cap Growth Fund, a series of shares of beneficial interest of Papp Investment Trust, of our report dated January 17, 2012 on the financial statements and financial highlights included in the November 30, 2011 Annual Report to the Shareholders of the above referenced Fund.

We further consent to the references to our firm under the heading “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania
March 22, 2012